Operating business unit

UPSTREAM: MINING

Mining is responsible for securing the coal feedstock for the Southern African integrated value chain, mainly for gasification but also to generate electricity and steam.

Riaan Rademan, *Executive Vice President Upstream and Business Enablement*



MATERIAL DEVELOPMENTS

- Deterioration in our safety performance, with one fatality
- Substantially completed R14 billion mine replacement programme with commissioning of two new collieries
- Contained normalised unit cost of production to below inflation
- Recorded savings of R309 million through BPEP and RP
- Advanced our home ownership scheme for eligible employees
- Produced 11 million tons in a financial year at Syferfontein, a record in South Africa

Performance	2016	2015
Safety (RCR)	0,59	0,59
Lost work-day case rate	0,29	0,25
Operating profit (Rm)	4 739	4 343
Operating profit margin	28%	28%
Saleable production (mm tons)	40,3	39,2
External purchases* (mm tons)	5,0	5,1
Sales to Sasol customers (mm tons)	42,1	41,7
External sales to export market (mm tons)	3,2	3,4
Employee numbers	7 263	7 908
Total water use (mm^3)	1,90	1,80

**We have an agreement in place to buy approximately 5,1 million tons a year from a third party until 2026 to supplement coal feedstock supply to Secunda.*

92 **Sasol** Integrated Report 2016

sustaining the supply of low-cost feedstocks to secunda and sasolburg Mining maintained stable operations in 2016, ensuring the continuous supply of coal to our facilities in Secunda and Sasolburg, delivering a pleasing performance. By replenishing our reserves and replacing our ageing mines, Mining is able to fulfil the Sasol strategic objective for which it is responsible: to deliver low-cost feedstock in south Africa, thereby helping sustain the group’s liquid fuels, chemicals and power generation operations to at least 2050. We substantially completed our R14 billion mine replacement programme to establish three new mines to replace 60% of Mining’s operating capacity in Secunda by 2020. Our Thubelisha Mine, commissioned in 2012, is producing from 11 sections and is due to reach full production capacity by 2019. Our second replacement mine – Impumelelo – reached beneficial operations in October 2015 and is producing from four sections. In April 2016, we handed over all surface infrastructure for our third replacement mine, Shondoni. All three mines remain within budget. Impumelelo and Shondoni were partially funded externally, and we are on track to settle that funding by the end of the 2018 calendar year. We also completed – below budget – the new Tweedraai adit, which provides additional access to reserves adjacent to our Syferfontein operations, ensuring that we can meet demand from Secunda Synfuels. Syferfontein produced a South African record of 11 million tons of production by an underground mine in a financial year. Containing costs Operating profit increased by 9% to R4 739 million, supported by the contribution of cost savings and cash conservation from the Business Performance Enhancement Programme (BPEP) and the Response Plan (RP), as well as stable operations and the benefits to our export sales of the weaker rand/US dollar exchange rate. We recorded savings of R309 million and normalised unit costs of production were contained to 5% below inflation for the second consecutive year. The softer rand cushioned the impact on the value of export sales of lower US dollar coal prices. Export sales volumes decreased by 6% to 3,2 million tons. Focusing on sustainability South Africa has substantial reserves of coal that can be extracted at costs that compare favourably with those of imported natural gas. Notwithstanding the real need for South Africa to increase the use of low-carbon energy, we believe that coal will continue to play an important role in the supply of electricity and liquid fuels. We continued to track developments in the regulatory environment, in particular the Mineral and Petroleum Resources Development Act Amendment Bill which remained before parliament for reconsideration. The Mining Charter to facilitate transformation was revised and a draft issued in April 2016. It is aligned to the Codes of Good Practice, promulgated under the Broad-Based Black Economic Empowerment Act, as amended. Public comments on the draft Mining Charter closed during May 2016. The Department of Mineral Resources is currently considering the comments and industry is waiting for the updated Mining Charter to be issued. As part of our work to deliver social and economic value, we aim to establish stable and sustainable communities close to our operations. This is essential to maintain our licence to operate. In 2016, we continued to participate in a number of infrastructure projects around Secunda, with a particular focus on facilitating greater home ownership by our people. In February 2016, we handed over to first-time homeowners, 16 new houses of a planned 100 in eMbalenhle, in line with our efforts to improve the living conditions of our employees in surrounding communities. The next phase of this development is progressing well and the remaining 84 houses should be complete by the end of the 2017 calendar year. We plan to hand over 100 similar-styled houses in Secunda. Prioritising safety and productivity Improving our safety performance remained a group top priority. Tragically, in May 2016 we experienced a fatality of maintenance artisan Mr GF Bronkhorst at our Sigma Mine. We continue to focus on implementing critical controls on major hazards and to drive the behaviour-based safety programme, as well as other safety initiatives, throughout our Mining operations. As part of our annual wage negotiations, we successfully concluded agreements with four of our five recognised trade unions. While the Association of Mineworkers and Construction Union (AMCU) has embarked on industrial action, we continue to engage the union to bring a swift and amicable resolution to the matter. During this time, our focus remains on the safety of our employees, contractors, the community and our assets. Strengthening relationships with our recognised trade unions remains key in the years ahead. Although operations remained stable, productivity in 2016 could have been better. Production was impacted by stoppages as part of proactive safety measures, as well as the slower-than-planned ramp-up of the Impumelelo Mine. looking ahead Investing in our people is a material matter at Sasol. In the year ahead, we will continue to focus on our safety performance as well as enhance our productivity. Key to achieving these will be employee morale, our focus on strengthening our relationship with organised labour as well as the smooth integration of our new mines into existing operations. We will endeavour to lock in the savings achieved in recent years, maintaining our emphasis on cash conservation and cost containment. For details on our reserves and resources, refer to Sasol’s Form 20-F filed with the SEC. Sasol Integrated Report 2016 93 Additional information OOuurrppeerrffoorrmancee rreevvieieww Our governance Our strategic business context How we create value Who we are 20-F

Operating business unit

UPSTREAM: EXPLORATION AND PRODUCTION INTERNATIONAL

Exploration and Production International (E&PI) develops and manages the group's upstream interests in oil and gas exploration and production in Mozambique, Canada, Gabon, South Africa and Australia.

MATERIAL DEVELOPMENTS

- Obtained approval for development of an integrated oil, liquefied petroleum gas (LPG) and gas-to-power project in Mozambique and initiated drilling of the first well in the Production Sharing Agreement (PSA) licence area
- Contributed R5,1 billion to Sasol's cash conservation programme
- Spent R51 million on social, economic and skills development in Mozambique
- Renegotiated partnership agreements for Canadian shale gas asset to provide flexibility in future production profile and capital spend to cater for low gas price environment
- Partially impaired Canadian shale gas asset by R9,9 billion (CAD880 million), due to continued low gas prices
- Successful in our bids for two exploration blocks during the bid round in Mozambique

Performance	2016	2015
Safety (RCR)	0,10	0,11
Production (Sasol's equity share)		
– Natural gas – Mozambique (bscf)	114,4	109,2
– Condensate – Mozambique (m bbl)	324	332
– Crude oil – Gabon (m bbl)*	1 553	1 346
– Natural gas – Canada (bscf)	20,7	21,8
– Condensate – Canada (m bbl)	143,7	199,5
Operating (loss)/profit	(11 714)	(3 170)
– Mozambique	1 128	1 847
– Gabon	(994)	(1 124)
– Canada	(10 957)	(2 449)
– Other	(891)	(1 444)
Employee numbers	413	494
Direct greenhouse gas emissions (mm tons)	0,27	0,31

**Comparative crude oil production volumes for Gabon has been restated to exclude royalties to reflect net production volume throughout.*



94 Sasol Integrated Report 2016

Growing sasol’s upstream resources The approval by the Mozambican authorities in 2016 of our plan to develop an integrated oil, LPG and downstream gas-monetisation project marked a significant milestone in meeting our strategic objective to grow our southern Africa upstream resources. Introducing flexibility into our shale gas assets in Canada A further deterioration of economic conditions in the North American gas market led to the R9,9 billion (CAD880 million) partial impairment of our share in the Montney shale gas asset in Canada. The continued fall in crude oil prices pressured our assets in Gabon resulting in a loss of R994 million. However in 2016, gross production increased by 16% to average 18 824 barrels a day due to new development wells that were brought on line. Through reduced capital cash flow, a cutback in exploration activities and increased savings in cash fixed costs, E&PI was able to contribute R5,1 billion to the group’s cash-conservation initiatives. In addition, we reported a strong safety performance in all our operations, as well as increased gas production volumes from our assets in Mozambique. To create flexibility in managing the asset, we entered into an agreement with our partner, Progress Energy, to settle our funding commitment. We further agreed with our partner to slow the pace of appraisal and development and significantly reduce activities in order to responsibly steward the Montney asset through the low gas price environment. Delivering social and economic value While our projects across the world continue to deliver economic value, it is essential that we ensure they also deliver social value. In Mozambique over the past 16 years, Sasol has invested more than US$2,1 billion in developing and producing natural gas. We have also invested substantially in developing local capabilities through our education, training and skills development initiatives as well as through investments to improve local communities’ access to healthcare, education and clean water. Planning sasol’s first oil development in east Africa In January 2016, the Mozambican authorities sanctioned the initial tranche of our field development plan for the Production Sharing Agreement (PSA) licence area. Since then, we have engaged with our stakeholders about implementing the plan that involves the phased development of the oil, LPG and gas-to-power project in the PSA area, which is adjacent to our Petroleum Production Agreement (PPA) area. At year end, more than 90% of the employees at the CPF were Mozambican. The focus going forward is to accelerate leadership capability and enhance technical skills. In order to attract more local managerial-level employees to a remote site, we completed building a clinic, crèche, school and housing complex for more than 80 families. We also continued to advance the development of local content through procuring Mozambican goods and services in one of the world’s fastest-growing economies. In total, we spent R51 million on social, economic and skills development in Mozambique in 2016. We already produce gas and condensate from the Pande and Temane fields in the PPA area, with most of the gas currently exported for use as feedstock for our chemical and synthetic fuel operations in South Africa as well as for the South African gas market. The PSA work will include gas and oil developments and will assist Mozambique to further realise the value of its natural resources, stimulate growth and increase domestic access to electricity. During the year, the Mozambican Government also approved a development plan for a fifth train at the Central Processing Facility (CPF) to process additional gas from the PSA licence area. Tranche one of the first phase of the PSA development project, including the fifth train, is estimated to cost US$1,4 billion. We commenced drilling of the first well in May 2016. looking ahead In the year ahead, we will work to maintain excellent operational and safety standards across our E&PI businesses. We will monitor Mozambique's sovereign debt situation closely and are actively managing our risk. We expect a sharp rise in activity in that country, including the commencement of drilling and seismic work in remote areas, which will increase our exposure to safety incidents. We will continue to adhere to the highest applicable safety standards, applying Sasol’s standards as a minimum and we will monitor the security situation in Mozambique to ensure the safety of our people and the integrity of our facilities. In addition, late in the 2015 calendar year we started work to expand the annual capacity of the CPF, established over 10 years ago. This followed the commissioning of a low-pressure compression project at the CPF in December 2015 to compensate for lower reservoir pressure in the fields due to gas production. Further afield, Gabon remains a key component of E&PI’s growth strategy and in Canada we continue to prioritise the appraisal of our gas assets. In the face of continuing weakness in oil and gas prices, we will continue our focus on cash conservation, setting the pace for other exploration activities globally. In addition, we will also focus on growth, seeking value accretive opportunities for Sasol in the medium to long term. In October 2015, as part of Mozambique’s fifth hydrocarbon exploration licensing bid round, Sasol and our partners were successful and invited to commence negotiations for Exploration Production Concession Contracts for onshore block PT5-C (south of the Pande and Temane fields) and offshore block A5-A (in the central area of the country, north-east of the Pande and Temane fields). Exploration activities will commence in the new financial year. We also continued to explore, alongside our partners, for hydrocarbons in South Africa. Off the east coast, we identified a number of high-grade leads in block ER236. Off the west coast, we worked to define prospective plays in block 3A/4A. Sasol Integrated Report 2016 95 Additional information OOuurrppeerrffoorrmancee rreevvieieww Our governance Our strategic business context How we create value Who we are

Regional business unit

OPERATIONS

Operations represents our core petroleum and chemical product manufacturing assets. In Southern Africa, these are Secunda Synfuels, Secunda Chemicals, Sasolburg, Satellite and Natref Operations. Internationally, they include facilities in the United States, Europe and Asia. The value proposition of these regional operating hubs lies in our ability to integrate and operate complex technologies at scale, with world-class product quality and cost advantages.

Bernard Klingenberg, *Executive Vice President Operations*



MATERIAL DEVELOPMENTS

- Improved overall safety performance
- Increased total production volumes with a new record output at Secunda Synfuels as well as at our Brunsbüttel and Marl sites in Germany
- Completed Sasolburg's largest maintenance shutdown since inception in the 1950s
- Contained costs to below inflation
- Completed R13,8 billion Secunda growth programme
- Progressed environmental projects, with a focus on the VOC abatement programme to be completed in 2017
- North America operations continue to focus on operational and business start-up readiness in the lead up to the LCCP

Performance	2016	2015
Safety (RCR*)	0,23	0,32
Production		
– Synfuels refined product (mm bbl)	33,2	32,9
– Crude oil processed (mm bbl)	21,2	20,9
– Natref white product yield (%)	91	91
– Saleable chemical production (ktpa)	6 264	6 179
External purchases		
– White product (mm bbl)	6,3	5,9
– Natural gas (bscf)**	21,8	21,4
Total water use (mm^3)	136,4	133,4
Fire explosions, releases	18	22

* *Includes RCR for US Mega projects.*
** *Reflects natural gas purchased from 30% – JV partner in Mozambique.*

96 **Sasol** Integrated Report 2016

Making progress on our strategic objectives In 2016, we focused on the strategic objectives for which we are accountable: to continuously improve the existing asset base and maintain our technological lead, as well as to drive world-class safe operations to support growth. By remaining focused on the safety, predictability and availability of our plants, Secunda Synfuels increased production volumes by 1,3% to a record 7,8 million tons. We completed the R13,8 billion Secunda growth programme, surpassing many of our targets. Commenced in 2005, the programme was aimed at alleviating bottlenecks by enabling Secunda Synfuels to process an additional 26,2 bscf/a of natural gas, and so increase production volumes by 3% and electricity generation by 270 megawatts. In Europe, we recorded higher production volumes at our Brunsbüttel and Marl sites. There was a particular cost-reduction focus at our Italian operations, which includes an energy-integration project and at our wax operation in Hamburg, where we initiated a business restructuring to simplify our operations and product offering. We made good progress in meeting our RP and BPEP targets and this resulted in a decrease in unit costs. Investing in a high-performance culture To ensure a culture that embraces both safety and high performance, we implemented initiatives across our Southern African operations aimed at greater engagement as well as capability development, and leadership development focusing on diversity and inclusion. We relied less on contractors and increased productivity. After a successful planned maintenance shutdown in September 2015, in which fewer contractors than usual were brought on site, we started up the Secunda Synfuels plant ahead of schedule. Without significant additional capital investment, we sustainably increased our production of 95 octane unleaded petrol to respond to market demand. This petrol contributed to more than 50% of unleaded petrol production. At Secunda Chemicals, production volumes increased by 1% despite lower polypropylene output due to planned commissioning activities associated with the C3 (propylene) expansion project. Following the completion of this project, valued at R1,1 billion over two years, our two downstream polypropylene plants can now deliver to full design capacity. We produced record volumes of C2 (ethylene), which resulted in less ethylene being lost to flare. The solvents operations also reflected record production. In 2017, Secunda Chemicals expects even higher polypropylene output. Given the number of large-scale planned maintenance shutdowns carried out at our facilities – which included more than 29 700 people coming through our gates in Secunda on a single day – our overall safety performance in the year was noteworthy. However, tragically, in April 2016, we experienced a fatality of learner process controller Mr M Hlabisa at Secunda Synfuels. We continue to focus on achieving zero harm. We delivered social value by cleaning the greenbelts in Secunda and Sasolburg and driving various sewage, security, education and infrastructure projects, as well as supporting capacity building at municipalities. In the United States, we carried out numerous social responsibility projects as part of the LCCP. Managing environmental challenges Since 2005, our operations have invested more than R25 billion on projects delivering significant environmental enhancements. In 2016, our environmental performance continued to improve and we made progress with the implementation of the requirements of the National Environmental Management: Air Quality Act. At Secunda over many years, we are investing a total of R2,8 billion on a project to reduce the emissions of volatile organic compounds (VOCs). This complex project is expected to reach beneficial operations in the 2017 calendar year and will contribute to the planned 80% reduction of VOCs at the Secunda site by June 2020 off a 2009 baseline. While a significant generator of its own electricity, Sasol is dependent in South Africa on a secure electricity supply from Eskom. Since the country’s electricity crisis of 2008, we have added more than 400 megawatts of gas-fired power generation, taking our installed generation capacity to 71% of demand. The renewal in 2016 of our short-term power purchase agreements with Eskom for some of our additional capacity will allow us to manage our energy cost inflation. Our R2,2 billion project to replace tar tanks and separators, in order to ensure that the production capacity of the Secunda complex is maintained, reached beneficial operations in June 2016, three months ahead of schedule. The largest planned maintenance shutdown since the original Sasolburg site was built in the 1950s, as well as constraints on polymers production, limited overall production volumes at Sasolburg Operations to the same level as in 2015. This was despite an 8% increase in wax output after the first phase of the Fischer-Tropsch Wax Expansion Project came on line in May 2015. Plant disruptions also significantly affected ammonia production at Sasolburg. Our Natref joint venture crude oil refinery at Sasolburg completed a significant shutdown in November 2015 mainly to enable the production of 50 ppm low-sulphur diesel from January 2016. Natref will be completing another large planned shutdown in October/November 2016 on the fluidised catalytic cracker and the alkylation unit. In the United States, we ran our facilities safely and at high rates of capacity utilisation, taking advantage of the competitive feedstocks available resulting from the abundance of shale gas in North America and the lower oil price-related feedstocks in Europe. Overall production volumes remained flat despite a planned maintenance shutdown of our US ethylene cracker. looking ahead In the year ahead, we will focus on ensuring safe, predictable and reliable facilities, as well as looking for opportunities to optimise our operations, including through a number of capital projects to improve our environmental performance in South Africa. We will continue to work to find solutions to meet air quality standards post 2020. Sasol Integrated Report 2016 97 Additional information OOuurrppeerrffoorrmancee rreevvieieww Our governance Our strategic business context How we create value Who we are

Strategic business unit

ENERGY BUSINESS

In Southern Africa, the Energy Strategic Business Unit markets and sells fuels, pipeline gas and electricity. Internationally, we develop, implement and manage Sasol's gas-to-liquids (GTL) business ventures based on our proprietary technology.

Maurice Radebe, *Executive Vice President Energy Business*



MATERIAL DEVELOPMENTS

- Operating margins held firm due to record production volumes, increased gas prices, higher electricity sales and solid cost containment
- Increased retail footprint; recognised as having best fuel stations in South Africa
- Decided to license out our proprietary Sasol Slurry Phase LTFT™ technology
- ORYX GTL impacted by lower oil prices and statutory shutdown; EGTL continued to ramp-up steadily
- Tshwarisano settled remaining debt related to its 25% equity shareholding in Sasol Oil (Pty) Ltd
- Started construction of Loopline 2 to further increase capacity of Mozambique-to-South Africa gas pipeline

Performance	2016	2015
Safety (RCR)	**0,23**	0,26
Sales		
– Liquid fuels (mm bbl)	**61,3**	61,5
– Natural gas (bscf)	**33,4**	33,8
– Methane-rich gas (bscf)	**24,7**	24,0
Operating margin	**22,0**	30,0
Operating profit (Rm)	**14 069**	22 526
Employee numbers	**4 820**	4 799
Fire, explosions, releases	**0**	1

98 Sasol Integrated Report 2016

Remaining profitable despite a sharp drop in oil prices Our Energy Business recorded a commendable performance, remaining profitable and managing gross margins despite tough macro-economic conditions. Among notable successes were those supporting the long-term sustainability of our South African operations as well as those designed to further leverage Sasol’s proprietary technology. Operating profit declined 38% to R14 069 million. This decline compares favourably with the 41% decrease in oil prices in the year. Operating margins held firm at 22%. This was mainly as a result of record production volumes, liquid fuels sales via higher-yielding marketing channels, favourable gas prices and increased electricity volumes. It was also supported by the weaker rand and the contribution of our BPEP and RP efforts. Normalised cash fixed costs remained flat in nominal terms. Sales volumes remained flat on the back of difficult market and trading conditions as well as constrained Southern African demand for liquid fuels. Based on the attractive returns generated by Sasol Oil Proprietary Limited over many years, in February 2016 our black economic empowerment partner Tshwarisano LFB – which holds 25% of Sasol Oil – settled the last of its debt relating to its equity shareholding. This represents the realisation of one aspect of our work over many years to deliver on transformation in the liquid fuels industry. International energy Lower crude oil prices put pressure on the profitability of our ORYx GTL joint venture. A 54-day planned shutdown led to a decrease in the plant’s average utilisation rate to 81%, compared with 90% in 2015. The facility maintained a world-class safety performance, with no recordable injuries in the past five years. In Nigeria, the Escravos GTL (EGTL) plant continued to steadily ramp-up towards design capacity. In February 2016, in light of the current economic environment, we decided to review our long-term strategic interest in the Uzbekistan Gas-to-Liquids (GTL) investment. Resulting from this review, we opted to withdraw from our equity participation in the project, thereby placing the project on hold. A significant milestone in the year was the approval by the Group Executive Committee of plans to selectively license out our proprietary Sasol Slurry Phase LTFT™ technology as a way of expanding this portfolio. This will complement Sasol's strategy for GTL going forward. Gas and electricity In line with our intent to grow our interests in Mozambique, as well as support the sustainability of our South African operations, in November 2015 our ROMPCO joint venture began construction of the R2,7 billion Loopline 2 to increase its annual gas transmission capacity from 169,4 bscf to 191 bscf. The Energy Business is tasked with fulfilling the group’s strategic objective to grow low-carbon power generation in southern Africa. The region requires affordable electricity supply to support economic development. In Mozambique, our Central Térmica de Ressano Garcia joint venture 175 megawatt gas-fired power plant completed its first full year of operations, operating at design capacity and providing electricity to more than two million Mozambican citizens. We are pursuing another gas-to-power project in Mozambique, as part of the PSA development. Focusing on our strategic objectives liquid fuels We made good progress in achieving our strategic objective to optimise our liquid fuel marketing channels, which are currently predominantly in the wholesale market. Aiming to increase our retail and commercial sales volumes to match half of our total production by 2025, in 2016 we increased our retail sales volumes by 5%. We opened 11 new outlets and divested from six, bringing the number of Sasol and Exel-branded retail sites in South Africa to 388. Cheaper fuel helped support retail consumer demand, while our innovative low-sulphur Sasol turbodiesel™ ULS 10 ppm, our partnership with Burger King and our link to the Absa loyalty programme encouraged more consumers to choose Sasol Convenience Centres for their fuel purchases. The South African Customer Satisfaction Index (SAcsi) survey of fuel retailers rated Sasol as industry leader. Commercial volumes were impacted by the low levels of activity in the economy, particularly the mining sector, as well as agriculture, where drought led to reduced use of diesel. Sales in the wholesale market were steady. We increased the supply of low-sulphur 50 ppm diesel to the market, following modifications to our Natref joint venture refinery. Prioritising safety After a sharp improvement in our safety performance during 2015, in 2016 we were able to improve our RCR to 0,23 from 0,26. We were also pleased to report not a single transport safety incident and an improved performance on our significant fires, explosions and releases severity index, which remained comfortably below the group’s target. We continue to work to achieve zero harm. looking ahead Faced with weak domestic growth prospects and volatile international oil prices, in the near term the Energy Business will focus on further extending our South African retail footprint to protect our margins and maintain our sales volumes. We will seek to achieve excellent utilisation rates at ORYx GTL and support the ramp-up of EGTL. Cost savings and cash conservation will remain key drivers throughout our business, including managing the cost of complying with environmental legislation, particularly at our Natref joint venture. Sasol Integrated Report 2016 99 Additional information OOuurrppeerrffoorrmancee rreevvieieww Our governance Our strategic business context How we create value Who we are

Strategic business unit

CHEMICALS BUSINESS

Our Chemicals Business is made up of the Base Chemicals and Performance Chemicals Strategic Business Units. Base Chemicals markets commodity chemicals from our upstream Fischer-Tropsch, ethylene and propylene value chains. Performance Chemicals markets commodity and differentiated performance chemical products, which include organics, inorganics and wax value chains.

Fleetwood Glober, *Executive Vice President Chemicals Business*



MATERIAL DEVELOPMENTS

- Achieved resilient average gross margins in Performance Chemicals
- Reported increased sales volumes at Performance Chemicals when normalised for extended planned shutdowns, lower sales volumes at Base Chemicals
- Benefited from our sharp focus on managing cash fixed costs
- Commercialised production of next-generation proprietary FT catalyst
- Stabilised distribution of new FT wax streams

Base Chemicals – Performance	2016	2015
Safety (RCR)	0,19	0,25
Sales volumes	3 026	3 276
– Polymers (kt)	1 303	1 393
– Solvents (kt)	942	911
– Other (kt)	781	972
– Normalised total*	3 083	3 165
Operating profit (Rm)	4 486	10 208
Employee numbers[1]	6 122	5 983

**Normalised for asset disposals, business changes and planned shutdown (2016 only).*

Performance Chemicals – Performance	2016	2015
Safety (RCR)	0,20	0,0
Sales volumes	3 458	3 487
– Organics (kt)	2 304	2 220
– Waxes (kt)	528	554
– Other (kt)	626	713
Operating profit (Rm)	11 276	12 714
Employee numbers[1]	6 365	6 326

[1] Includes employees in Regional Operating Hubs.

100 Sasol Integrated Report 2016

Base Chemicals Managing costs to limit margin pressure 2016 was a challenging year for Base Chemicals, as sales volumes declined by 8%. Polypropylene volumes were lower because of an extended planned shutdown to enable the commissioning of the C3 expansion project. Other sales volumes decreased due to subdued demand for explosives and fertilisers as well as inventory replenishment in some areas to improve customer supplies. The 22% drop in the price of our basket of commodity chemicals in 2016 was lower than the 41% decline in oil prices and was partly offset by the weaker rand/US dollar exchange rate. Besides the impact of oil prices, the market prices of some of our products were lower as a result of additional supply due to capacity expansions. Globally, chemical market growth remained buoyant with little impact in demand for Base Chemicals products. With many external challenges, we put a strong emphasis on factors within our control, and reduced cash fixed costs by 1,5%, mainly due to our BPEP and RP initiatives. Operating profit decreased by 56% to R4 486 million, mainly due to the partial impairment of our low density polyethylene cash generating unit in the US of R956 million (US$65 million). In pursuit of our strategic objective to drive value chain optimisation, we made progress to enhance the placement of our products, with a particular focus on improving our supply chains and marketing approach in the rest of Africa. We continued to review our portfolio of businesses, noting the challenges faced by explosives and fertilisers. We assisted our customers through a number of efforts in the mining industry with our technical service and customised blasting solutions. In the severe drought conditions in South Africa, we worked closely with our customers to provide advice on the benefits of using our limestone ammonium nitrate (LAN) fertilisers, which can provide farmers with improved crop yields if the fertilisers are applied at planting during dry conditions. Construction of our 50% joint venture high-density polyethylene plant with Ineos Olefins and Polymers USA continues to make good progress, and is on track for mechanical completion early in the 2017 calendar year. Upon completion, the plant will be the largest bi-modal high-density polyethylene (HDPE) manufacturing facility in the US with a nameplate capacity of 470 kilotons annually. Our current end of job estimate is approximately US$299 million (Sasol share), however the operator (our joint venture partner) is experiencing more cost and schedule pressure in delivering the project. We continue to work with our joint venture partner to manage these pressures on the project and an update will be provided at the mid-year results announcement. The start-up is also coming at a more opportune time as market conditions remain favourable due to lower feedstock costs along with the premium margins associated with bi-modal resins. Chemicals deliver a robust sales and financial performance in 2016, helping strengthen the overall Sasol portfolio. Focus on differentiation led to record financial results for both the global intermediates and surfactants part of the organics business as well as the global alumina part of the inorganics business. Despite macro-economic headwinds, sales volumes increased by 1,8% when normalised for extended planned shutdowns. The steep fall in crude oil prices only led to an impact on oil field chemicals demand, US ethylene margins and Italy inventory valuations, while all other applications and product lines remained robust. Cash fixed costs (normalised for currency effects) were maintained to well below inflation due to our focus on BPEP and RP initiatives. On a normalised basis, operating profit increased by 5%, mostly as a result of demand in Europe being stronger than expected while other geographies and applications were mostly in line with expectations. Margins improved for alcohols and surfactants as well as inorganics while remaining resilient for other product lines with the exception of ethylene. US ethylene prices were lower due to lower crude oil prices which negatively impacted the profitability of our US assets. Our focus on metal working and lubricants markets continued to deliver increased results. overcoming distribution challenges The implementation of a single chemicals SAP system in South Africa resulted in outbound supply chain challenges in delivering wax and other South African products to the satisfaction of our customers. Significant progress was made to stabilise these business processes and from April 2016 the focus moved to full stabilisation and further optimisation of our business processes. looking ahead As we move into 2017, we are set to deliver on a number of exciting growth opportunities. In Base Chemicals, we are focusing on future investments in the polymer value chain, given that we continue to see growth in demand for polyethylene products in excess of global GDP rates as the emerging market middle class grows. Following completion of the Gemini HDPE joint venture, we will see growth from the low-density polyethylene and linear-low-density polyethylene facilities being built as part of the LCCP in Louisiana. In Performance Chemicals, we will continue our business readiness work for the second phase of the FT wax expansion project, and for the LCCP, by diligently preparing the market and business process requirements. We will also focus on the expansion of our surfactants facilities in China, and progress with a number of incremental growth projects (most notably in alumina) that have attractive returns and a short payback period. We will continue groundwork on other projects, so that these plans are ready when the funds to invest in them are available. In Performance Chemicals, plans are underway to expand our initiatives in differentiated, high-growth markets in which Sasol’s unique product offerings can provide compelling value to our customers. Finally, we will continue to actively manage our portfolio and harness synergies within Base Chemicals and Performance Chemicals which together provide strength to Sasol’s portfolio. Performance Chemicals Demonstrating resilience A diverse product portfolio consisting of commodity, differentiated and specialty products, sold into a wide range of industries, applications, and geographies helped Performance Sasol Integrated Report 2016 101 Additional information OOuurrppeerrffoorrmancee rreevvieieww Our governance Our strategic business context How we create value Who we are

RESEARCH, TECHNOLOGY AND MEGA PROJECTS

Our Group Technology function is made up of Research and Technology, Capital Projects, Engineering and Project Services, as well as Planning and Optimisation. Mega Projects includes all projects of over US$1 billion, with a particular focus on the LCCP and the PSA.

Stephan Schoeman, *Executive Vice President Technology*



MATERIAL DEVELOPMENTS

- Sharpened focus on US$11 billion LCCP, 50% completed by 30 June 2016
- Commercialised production of new generation FT catalyst
- Achieved top honours in 2016 Universum South Africa Most Attractive Employers Awards
- Completion of second phase of FT wax expansion project planned for March 2017, ahead of schedule
- Our safety performance deteriorated, with an RCR of 0,32* from 0,2*

Project (June 2016)	Approved by Sasol Board Rm	Contracted to date Rm	Estimated cost Rm	Estimated beneficial operations (calendar year)
Growth project				
Fischer-Tropsch wax expansion project, South Africa	13 623	12 898	13 480	2017
Lake Charles Chemicals Project, United States	US$11 000m	US$6 887m	US$11 000m	2018
Mozambique Production Sharing Agreement (PSA) development	US$1 400m	US$203,4m	US$1 400m	2021
Projects to sustain the business				
Coal tar filtration east project, South Africa	2 853	2 618	2 853	2018
Volatile organic compounds (VOC) abatement programme, South Africa	2 827	2 688	2 827	2017
Oxygen train 17, South Africa	2 018	193	2 440	2018
Sixth Fine Ash Dam phase one, South Africa	6 000	451	6 000	2019

**Excludes RCR for US Mega projects.*

102 **Sasol** Integrated Report 2016

Project execution The top priority of Group Technology is to deliver, within the updated budget and schedule, the LCCP. This is the largest and most complex project currently under construction on the US Gulf Coast: it will establish an integrated, multi-asset site similar in concept to our flagship Secunda facility. Refer to pages 16 and 17 for a detailed analysis on the LCCP and our role on delivering of the project. Group Technology also worked on other mega projects in the year, most notably the PSA integrated oil and gas development in Mozambique and the second phase of the FT wax expansion project in Sasolburg. Over the past three years, we have introduced significant improvements to our capital and project management processes. As a result, we have successfully completed many large and complex projects, such as the R13,8 billion Secunda growth project, the R14 billion mine replacement programme and the R5 billion chemicals expansion. These all benefited from the robust process we put in place to institutionalise lessons learnt from projects that had in the past not been executed to plan. Since 2011, around four-fifths of our capital projects have been completed on or under budget and half had been on or ahead of schedule. We improved the execution of capital projects such as Loopline 1 on the Mozambique-to-South Africa gas pipeline and the increase in 95 octane petrol production at the Secunda site. Through the Secunda growth programme, we increased Secunda Synfuels volumes from 7,4 million tons to a record 7,8 million tons in 2016. Support to operations focused on plant stability, reliability and efficiency. Amid a scaling back of capital projects, we used available resources to progress innovation and broaden the experience of our employees. We continued to develop Sasol’s energy efficiency throughout operations as well as ramp-up the ethylene tetramerisation plant in the US and the Escravos GTL plant in Nigeria. While we are pleased with the chemical process for the production of 1-hexene and 1-octene through ethylene tetramerisation, we continued work to resolve process bottlenecks in the plant at Lake Charles, aiming to achieve full-scale production in the 2017 calendar year. In Germany, we commercialised a new line of robust surface-modified carriers for emission control in automobiles. Responding to the volatile macro-economic environment In light of lower crude oil and gas prices, we secured approval of plans to selectively license out our proprietary Sasol Slurry Phase LTFT™ technology to expand this portfolio. We remain focused on ensuring that we have the right skills in place to execute on our important projects, and despite the cost conservation initiatives of the RP, we continued to prioritise expenditure on project study costs, as well as research and development. Investing in our people We nurtured skills through our support to universities, as well as our bursary and graduate development programmes. Based on in-depth surveys of students and professionals, Sasol achieved top honours in the 2016 Universum South Africa Most Attractive Employers Awards. unlocking value by optimising and growing our business Apart from our keen focus on delivering capital excellence and driving selective growth based on our technology advantage, Group Technology made progress on our strategic objective to maintain sasol’s technological lead. Promoting sustainability Sasol recognises that our projects will be successful only if our communities share in that success and remain sustainable. Our social investment approach is being refocused to align it with specific country drivers. We worked to deliver technological improvements at our plants and in our processes and develop new technologies. Refer to page 16 for detail on the LCCP. Sasol Integrated Report 2016 103 Additional information OOuurrppeerrffoorrmancee rreevvieieww Our governance Our strategic business context How we create value Who we are IR

GRouP FunCtIons Our Group Functions have been redesigned to ensure that they are fit-for-purpose to enable business performance through standardised processes. Paul Victor, Chief Financial Officer; nolitha Fakude, EVP: Strategy and Sustainability; Vuyo Kahla, EVP: Advisory and Assurance. supporting our businesses Our Group Functions performed well, delivering fit-for-purpose and supportive business services and solutions to our operations and global businesses, enabling them to execute plans to manage the material matters identified in the year. Responding to the volatile macro-economic environment Responsible for ensuring delivery of the RP and the BPEP, we reported higher-than-forecast savings and cash conservation in the year. We intensified and extended the targets on the RP after performing a thorough scenario planning and analysis to account for the lower-for-much-longer oil price reality. Simultaneously, we focused on defining risk tolerance and appetite measures to determine the nature and extent of risk we are willing to accept in pursuit of our strategic objectives. We consider risk appetite in the context of the severity of the consequences should the risk materialise, and manage business opportunities and capital allocation within appetite levels. 104 Sasol Integrated Report 2016 MAteRIAl DeVeloPMents: rolled out extended rp, reported higher-than-forecast savings and cash conservation commenced project to realise goals of revised b-bbee codes by 2020 listed Sasol inzalo on the JSe black economic empowerment board defined risk tolerance and appetite measures to manage capital allocation progressed transformation of information management assisted rOmpcO to refinance a r5,7 billion loan with banks to fund loopline 2

Faced with the impact on capital portfolio management of the lower oil price, we closely managed capital allocation and the group’s capital structure. We reduced our capital portfolio activities by a quarter from the baseline at the start of the RP in December 2014. Our treasury safeguarded cash, maximised the return on surplus cash, minimised the use of general banking facilities and made certain that cash was available at the right time and in the required currency. We closely monitored our funding requirements to ensure that the appropriate credit facilities and levels of liquidity were maintained to minimise any adverse impact on our investment rating. Promoting sustainability Transformation is vital in South Africa and we are committed to contributing meaningfully in this regard. We therefore view broad-based black economic empowerment (B-BBEE) as a social and business imperative. This commitment saw us record a level 4 B-BBEE contributor rating up until April 2016, when the South African government’s amended Codes of Good Practice were applied to Sasol’s audit, leading to a decline to level 8. However, we commenced a project to realise by 2020 the goals envisaged by the revised codes. Despite the implementation of the BPEP and RP, we continued to work to achieve our 2017 employment equity goals in South Africa. Since the 2012 inception of our employment equity plan, the representation of African, Coloured and Indian ethnic groups has improved from 61% to 66%. We transferred trade in shares in our B-BBEE vehicle, Sasol Inzalo, from an over-the-counter platform and on to the empowerment segment of the JSE. This was in line with new Financial Services Board requirements. We also devoted much attention to identifying and developing new B-BBEE exempt micro enterprises and qualifying small enterprises as well as helping existing suppliers become B-BBEE compliant. We invested R1,2 billion in education, skills development, community development and environmental protection. Committed to world-class safety, we made good progress to standardise safety, health and environmental (SHE) management as part of the risk-based One Sasol SHE Excellence approach. We also advanced efforts to simplify our risk management. We improved our control framework to ensure compliance with those laws deemed to be high risk, in particular anti-trust, sanctions, anti-bribery and corruption laws. Designing compliance programmes in a dynamic regulatory landscape remained a challenge. Investing in our people To further instil our values-driven, high-performance culture and support our new operating model, we implemented a suite of interventions to realign teams with our business goals and to embed our culture. We measured the progress of our change journey and its impact on our workforce through a quarterly ‘change risk assessment’. The results informed leadership activities with the aim of supporting employees effectively. We continued with our organisational restructuring and the re-alignment of employee placements at senior management level as part of our BPEP and RP to conserve cash. In this process, approximately 726 employees left the organisation, either through voluntary retrenchments or early retirements. A group-wide vacancy freeze and hiring moratorium are delivering further cash conservation benefits. We continued to develop our people through internal training programmes designed to raise basic competency levels, improve technical skills and enhance leadership effectiveness. An important focus is on identifying and developing high-potential talent, while promoting diversity and transformation. During the year, 26 767 employees participated in internal learning and development programmes, comprising 1 200 learnerships; 5 878 women and 302 graduates. In South Africa, we invested a total of R398,94 million in developing skills among our black employees, of which R103,7 million was spent on black women. We assessed levels of employee engagements and enablement through the heartbeat survey in March 2016. Unlocking value by optimising and growing our business On a number of fronts we helped optimise the way Sasol operates, assisting in leveraging our full capabilities to grow our business. We neared completion of our information management (IM) transformation journey to deliver global services in infrastructure and networks, and established data and analytics functions. We progressed our Commercial (SAP, Infrastructure and Networks) and Manufacturing Execution Systems (MES) towards a globally standardised architecture, supported by increased outsourcing to global network carriers, cloud processing and equipment providers, who have a strong footprint in South Africa and all of the geographies that we operate in. The design, implementation and maintenance of our systems are based on international standards, best practice and governance standards as appropriate, overseen by the Combined Assurance and Disclosure Committee and Audit Committee and regular internal audit testing. Data privacy, prevention detection and recovery of information security within financial and production areas continues to be a focus area of the IM function. During the year our new SAP based Chemicals system, which consolidates and enables the new Sasol Operating Model, was completed within schedule, budget and quality and it provides enhanced processing and management information to this strategic business unit. This implementation received the Gold certificate at the SAP annual global Quality Awards held in Waldorf Germany. We assisted our ROMPCO joint venture in concluding an agreement with banks for a R5,7 billion facility to refinance its debt and fund Loopline 2 on the Mozambique-to-South Africa gas pipeline. In support of our US growth projects, we hedged against increases in the US$ LIBOR rate, by swapping approximately half of our US$ LIBOR exposure on the LCCP loan to a fixed LIBOR rate of 2,7%. Additional information OOuurr p peerrffoorrmmaannccee rreevvieieww Our governance Our strategic business context How we create value Who we are Sasol Integrated Report 2016 105